October 5, 2012

Rebecca Marquigny Senior Counsel Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:

Innealta Capital Country Rotation Portfolio; Innealta Capital Sector Rotation Portfolio (File Nos. 811-21853, 333-131820)

Dear Ms. Marquigny:

On July 25, 2012, Northern Lights Variable Trust (the "Registrant"), on behalf of the Innealta Capital Country Rotation Portfolio and Innealta Capital Sector Rotation Portfolio (each a “Fund,” collectively, the "Funds"), each a series of the Registrant, filed Post-Effective Amendment No. 65 to its registration statement under the Securities Act of 1933 on Form N-1A.  You provided oral comments to Cassandra Borchers.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Any spelling or typographical errors have also been corrected.

PROSPECTUS-FUND SUMMARY

1.

Comment.  Please confirm that the statement on page 1 accurately reflects the language in official governance documents of the Fund.

Response.   The Registrant so confirms.

2.

Comment.    In each of the “Fees and Expenses of the Fund” preamble paragraphs to respective the Fee/Expense Table, please delete the word “indirectly” immediately before “pay if you invest…”. and revise the preamble language in the Fund Summary sections to adhere to the form as much as possible.  Please limit additional information to a single sentence, or, if more is required, only that which is necessary to account for the Funds being a variable insurance trust.

Response.  The Registrant has removed the word “indirectly” as requested.  Registrant notes the preamble reflects the same disclosures made in other series of the Trust, which conforms to Form N-1A.

3.

Comment.  Please confirm that the missing fee and expense information will be provided to the staff as soon as it is available.  Additionally, please confirm that the missing fee information will be supplied in a subsequent post-effective amendment.

Response.  Registrant confirms that all missing or bracketed information will be included in a subsequent amendment.  A revised prospectus is also included as Exhibit A.

4.

Comment.  Please confirm that the estimated expense for short positions is included, and it is not expected to exceed 0.05%.  Alternatively, if the estimated expense for short positions is expected to exceed 0.05%, please break out the expense in a separate line under “Other Expenses.”

Response. Registrant confirms that it does not intend to use short positions as part of its principal investment strategy, and expenses (if any) for short positions would be below 0.05% or reflected as a separate line under “other Expenses.”

5.

Comment.  Please add disclosure to the Expense Example preamble indicating that expenses would be higher if contract level were included.

Response:  The requested disclosure has been added, “However, each insurance contract and separate account involves fees and expenses that are not included in the Example.  If these fees and expenses were included in the Example, your overall expenses would be higher.”

6.

Comment. In the Fund Summary / Fees and Expenses of the Fund, with respect to the contractual fee reimbursement agreement referenced in the Prospectus, assuming such agreement will be in effect for at least one year after the date of the Prospectus, update the Fee Table to reflect such expense reimbursement agreement.

Response.

The Registrant confirms that the fee reimbursement agreement will be in effect for at least one year after the date of the Prospectus and the impact of such fee waiver/ expense reimbursement will be accurately reflected in the final prospectus.

7.

Comment.  Please delete the Portfolio Turnover disclosure, as noted, because it is not applicable to these Funds.

Response.  Registrant has deleted, “and may result in higher taxes when Fund shares are held in a taxable account,” as requested.

8.

Comment.  Please revise the Principal Investment Strategies section of each Fund Summary using plain English, and remove any technical discussions or terms of art.

Response.  Registrant notes the discussion of the principal investment strategies is the same strategy provided in the prospectus for the retail funds the Adviser manages, as previously reviewed by the Staff.  Registrant desires to maintain uniform disclosure across its retail and VIT Funds, because each of the retail and VIT Funds use the same investment strategies, respectively.  However, Registrant has modified the Summary discussion slightly using Plain English, to address your concerns that these sections of the prospectus are too technical.  We have included a revised prospectus, marked to show such edits as Exhibit A.

9.

Comment.  As to the selection of a particular “Country” and “Sector”, with respect to each Fund, the disclosure says “may not be limited to”.  Please clarify how the Adviser will decide to invest in fixed income funds as opposed to other countries/sectors.  Please provide additional disclosure to give an investor a sense of when the Adviser might change countries/sectors.

Response. Registrant believes the principal investment strategies discussion adequately addresses the use of fixed income allocations as well as country / sector allocations.  Please see revised investment strategy attached.  Once again, the strategy is binary and rebalancing is done at the discretion of the investment adviser as described more thoroughly in the Item 9 disclosure.

10.

Comment.  The fifth paragraph of the Portfolio Strategies section (for each Fund) says, “[t]he Fund is able to invest in fixed income ETFs….” Please clarify, in the beginning of the section, whether fixed income ETFs are a part of the principal investment strategy of the Funds.

Response.  Registrant has added, “or fixed income ETFs” to the end of the first sentence in each Portfolio Investment Strategies section of the Fund Summary, as requested.  Registrant believes the principal investment strategies Sections clearly reflect the use of fixed income ETFs.

11.

Comment.  In the Principal Investment Strategies section (for each Fund), at the first reference of “high-yield corporate bonds,” please include a parenthetical defining such bonds as “junk bonds.”

Response.  The requested revision has been made.

12.

Comment.  When discussing the Fund’s benchmark, please provide additional clarification regarding a broad-based (non-composite) index against which the Fund will be measured.

Response. As part of its investment strategy, Registrant seeks to outperform a composite benchmark for each Fund, as set forth in the prospectus.  Therefore, we believe the current disclosure is appropriate at this time.  Comparison indices or benchmarks may be revisited once the Portfolios include performance in the prospectus.

13.

Comment.  With respect to the Principal Risks sections, the summary and Item 9 disclosures appear to be identical.  Please revise the summary.

Response.  Registrant has reviewed the summary of principal risks and revised as reflected in the attached prospectus.

14.

Comment.  Under the exchange traded funds risk, the last sentence isn’t clear.  Please clarify whether each individual ETF has its own benchmark?  Or if there is just one underlying index for all ETFs?

Response. The risk has been revised to include, “Each ETF is designed to track an underlying index, as specified by the sponsor of such ETF.”

15.

Comment.  In the risks discussing high yield risk for junk bonds, please clarify whether the Portfolios will invest directly, or only through ETFs in junk bonds.  Please address all risks listed in the same manner.  If the Portfolios can invest directly, adjust the other disclosure to explain when the Fund may  invest directly.

Response.  The Portfolios intend to invest through ETFs.  Any risks related to specific securitiy types have been reviewed and revised as necessary to reflect the fact that the Portfolios will invest through ETFs.

16.

Comment.  The Foreign Risk/Foreign Securities and Currency risks appear to overlap.  Please summarize each distinction more clearly.

Response.  The Foreign Risk, which was repetitive, has been deleted.

17.

Comment.  Under the description of foreign risk, please clarify when a Portfolio may invest directly in ADRs.  If the Portfolios can invest directly in any other securities, please identify as permissible…and revise the investment strategy accordingly.

Response.  The risk disclosures have been revised to remove any references to the Portfolios investing directly in ADRs.  This is not a part of the principal investment strategy.

18.

Comment.  With regards to the emerging markets risk, please clarify if this risk is appropriate as there is no discussion of emerging markets in the principal investment strategy.

Response.  Please note, the list of representative countries in which the Country Rotation Portfolio may invest includes countries that are considered emerging markets.  Both Funds may also invest in fixed income ETFs which invest in emerging market securities.  Registrant believes the emerging markets risk disclosure is appropriate for both Funds.

19.

Comment.  Also, with regard to the small/medium company risk, please point out where the principal strategy discusses investing in these companies.

Response.  The ETFs in which the Fund may invest in smaller size companies.  Depending upon the specific country / sectors, the Fund may have varying amount of exposure to smaller companies through its investments in ETFs.  These disclosures have been modified slightly as attached as Exhibit A.

20.

Comment.  With regards to the Growth risk, please explain how this relates to each Funds’ principal investment strategy.

Response. Likewise, the Adviser’s asset allocation will expose the Portfolios to ETFs with varying exposure to growth stocks, depending upon the outlook for the various countries/sectors in which they invest.

21.

Comment.  In the Principal Risk Section, with respect to the Management Risk, please revise the disclosure to explain the risk in terms that are not just applicable to any fund rather than to a unique structure, highlight concern manager’s model selection, and the like.

Response.  The Management Risk has been revised, please see attached.

22.

Comment.  In the Performance section, please indicate type of performance that will be shown so investor will know what information will be provided.  Additionally, for the phone number provided, please include actual numbers in addition to the “1-855-USE-ETFS.”

Response.  Registrant has revised the performance section to include the following:  “Because the Fund has less than a full calendar year of investment operations, no bar chart or Average Annual Total Returns table is presented for the Fund at this time.”.  The phone number has been restated, as requested throughout the prospectus.

23.

Comment.  Under the Portfolio manager, p. 4.  (Item 5.b.) – state length of service.

Response.  The requested revision has been made.

24.

Comment.  In the Fund Summary section, under the Payments to Broker-Dealers and Other Financial Intermediaries disclosure, in addition to the disclosed broker-dealer level conflicts of interest, please provide a brief summary of any conflicts of interest uniquely applicable to variable product funds.

Response.  This section has been revised:

“A Portfolio or the Adviser may pay the insurance company and other intermediaries for the sale of Portfolio shares and/or other services.  These payments create a conflict of interest by influencing the insurance company or intermediary and your salesperson to recommend a variable contract and the portfolio over another investment.  Ask your sales person or visit your financial intermediary’s website for more information. “

25.

Comment.  With respect to the Sector Rotation Portfolio – assume all comments above apply.

Response.  As previously noted, Registrant has addressed each comment with respect to each Portfolio.

26.

Comment.  In correspondence to the Staff address the principal investment strategy of the Sector Rotation Fund, and explain or identify how the Fund defines the financials sector – describe how it is defined with respect to the diversification policy in the SAI.

Response.  The financial sector is defined by the S&P 500 Global Industry Classification Structure and when the Adviser invests in financial sector ETFs, the target amounts would be 10% of the Portfolio.  The diversification policy in the SAI states that the Fund will invest no more than 25% in a particular industry.  Registrant believes these are consistent because the financial sector ETFs would not exceed 25% of the Fund, irrespective of the industry classification codes within the sector.

27.

Comment.  Revise the last paragraph in principal investment strategy for the Sector Rotation Fund to remove references to “countries”.

Response.  The requested revision has been made.

PORTFOLIO MANAGER

28.

Comment.  In the biographical section of the Portfolio Manager, please clarify what “tactical portfolio” means.

Response. Registrant uses a tactical approach to its asset management.  “Tactical portfolio” refers to the management of separate accounts of the Adviser, for which prior performance has been provided.  The related performance section includes a corresponding reference to the Adviser’s tactical portfolios.  Registrant believes the current disclosure is appropriate.

29.

Comment.  Pursuant to Item 10(a)(2), please include a statement referencing the fact that the SAI includes additional information regarding the portfolio manager.

Response.  This information has been included in the prospectus.  Please see attached

RELATED PERFORMANCE

30.

Comment.  In your response letter, please confirm that the strategies of the separate accounts listed are substantially similar to those used in managing the Portfolios (respectively), and that the composite accurately represents all such accounts which are managed substantially similar to the Funds.

Response

Registrant confirms the foregoing are true.

31.

Comment.  Disclosure in the related performance section does not appear to be consistent with Grzeskiewicz comments in March on related performance in the retail fund which the Adviser manages.  Please confirm individual comments weren’t overlooked.

Response.  Registrant has reviewed comments previously addressed with respect to the corresponding retail funds.  In correspondence provided by a separate investment company, four comments were addressed and Registrant believes the current disclosure is appropriate and that all prior comments have been addressed.

LEGAL PROCEEDINGS

32.

Comment.  Legal proceedings – please confirm why this information is summarized here.  Please summarize underlying factual basis for the Wells Notice.  Not sure this disclosure makes clear correct basis for the Wells Notice.  Otherwise explain not material and not responsive to form.

Response. Registrant does not believe information regarding the Wells Notice is required to be disclosed in the prospectus.  This information has been moved to the SAI.  Furthermore, the disclosure provides all information that was included in the Wells Notice.

PURCHASE AND REDEMPTION OF SHARES

33.

Comment.  In the “How to Purchase and Redeem Shares” section, the third paragraph suggests that contract owners can choose which Class to purchase.  Class selection is determined by the insurance company.  Please revise the disclosure to correct this inaccuracy.

Response.  The prospectus has been revised accordingly.  Please see attached.

34.

Comment.  Frequent purchases and redemptions.  With respect to Time zone, add a statement explaining why this is a risk:  “to capture profit inherent in time zone spread.”  (State directly).

Response.  The requested revision has been made.

35.

Comment.  Frequent Purchases and Redemptions of Portfolio Shares.  In the second paragraph of the section, please revise the sentence that begins “The Portfolio reserves the right to reject or restrict purchase or exchange requests….”  Rule 22c-1 prohibits burdens on redemptions.  With respect to the rejection or restriction of exchange transaction, because an exchange involves both the purchase and sale of securities, such a restriction is prohibited by Rule 22c-1.  Please revise the disclosure to resolve the conflict with Rule 22c-1.

Response.  Exchanges are not permitted, so Registrant has deleted the reference to exchanges.

ADDITIONAL COMMENTS ON PROSPECTUS

36.

Comment.  Householding – Rule 30e-1(f) requires there be either consent in writing or certain conditions satisfied for implied consent.  Revise the disclosure to clarify how this is consistent.

Response. Registrant has reviewed the disclosure provided and has renamed this section “Important Notice Regarding Delivery of Shareholder Documents” and will confirm it complies with Rule 30e-1(f).

37.

Comment.  Voting and meetings – Please clarify impact of mirror voting for quorum requirements.

Response.  Registrant confirms that the disclosure properly states the quorum requirements for special meetings.  The following has been added “and the insurance copy may vote all shares as set forth above.”

38.

Comment.  Under “For More Information….”  Please confirm that the link to the Portfolio’s website will be a direct link to the information described.

Response. Registrant confirms it will provide a direct link to the information described / posted in the final prospectus, when that information is available.

STATEMENT OF ADDITIONAL INFORMATION

39.

Comment.  In the SAI Page 21/Redemption of Shares – Please confirm accurately reflects redemption procedures to variable funds or revise accordingly.

Response. Registrant has revised the SAI to include the following:  All investments in a Portfolio are credited to the shareholders’ account in the form of full or fractional shares of such Portfolio.  The Portfolios do not issue share certificates.  Separate accounts may redeem shares to make benefit or surrender payments to you and other purchasers of variable annuity contracts or for other reasons described in the separate account prospectus that you received when you purchased your variable annuity contract.  Redemptions are processed on any day on which the Portfolio is open for business.  Please refer to your insurance contract prospectus or retirement plan documents for additional information.

PART C

40.

Comment.  With respect to Part C – Item 31, please revise or confirm this item is responsive to just the two funds in this filing.

Response. Part C will be revised on subsequent amendment.

41.

Comment.  With respect to Part C - Item 35 – Please clarify or delete because it is not currently responsive to undertakings.

Response. Part C will be revised on subsequent amendment.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 352-6632

Sincerely,

/s/ Thompson Hine, LLP

Thompson Hine, LLP